SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. 1)*

China Architectural Engineering, Inc.
(Name of Issuer)

Common Stock, $0.001
(Title of Class of Securities)

16937S102
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16937S102	13G

1	NAME OF REPORTING PERSONS ABN AMRO Bank N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: The Netherlands Registered: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,404,516
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,404,516
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,404,516
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.39%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 16937S102	13G

1	NAME OF REPORTING PERSONS ABN AMRO Holding N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: The Netherlands Registered: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,404,516
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,404,516
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,404,516
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.39%
12	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 16937S102	13G

1	NAME OF REPORTING PERSONS RFS Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: The Netherlands Registered: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,404,516
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,404,516
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,404,516
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.39%
12	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 16937S102	13G

1	NAME OF REPORTING PERSONS The Royal Bank of Scotland Group Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: The Netherlands Registered: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,404,516
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,404,516
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,404,516
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.39%
12	TYPE OF REPORTING PERSON HC, CO

Item 1(a).	Name of Issuer:

China Architectural Engineering, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

105 Baishi Rd., Jiuzhou West Avenue, Zhuhai, 519070, People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by The Royal Bank of Scotland Group Plc (“RBSG”), a public limited company incorporated in the United Kingdom and registered in Scotland.  The persons reporting information on this Schedule 13G include, in addition to RBSG, RFS Holdings B.V., a private company incorporated and registered in The Netherlands (“RFS”); ABN AMRO Holding N.V. (“AAH”), a public limited company incorporated and registered in The Netherlands; and ABN AMRO Bank N.V. (“AAB”), a public limited company incorporated and registered in The Netherlands.  Both AAH and RBSG are bank holding companies within the meaning of the Bank Holding Company Act of 1956, as amended.  All of the shares of AAB are owned by AAH, 100% of the shares of AAH are owned by RFS and 38.34% of the shares of RFS are owned by RBSG.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The registered office of RBSG is located at 36 St. Andrew Square, Edinburgh, Scotland EH12 1HQ.

The registered office of RFS is located at Strawinskylaan 3105, 1077 ZX, Amsterdam, Netherlands.

The registered offices of AAH and AAB are located at Gustav Maherlaan, 10, 1082 PP, Amsterdam, The Netherlands.

Item 2(c).	Citizenship:

RBSG is organized in the United Kingdom.

RFS, AAH and AAB are organized in the Netherlands.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001

Item 2(e).	CUSIP Number:

16937S102

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

None of the above.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)
Amount beneficially owned:  AAB is the record owner of 4,404,516 shares of the Issuer (the “Record Shares”) as of December 31, 2008.  As AAH holds 100% of the shares of AAB, AAH may be deemed to own, beneficially, the Record Shares.  As RFS holds 100% of the shares of AAH, RFS may be deemed to own, beneficially the Record Shares.  As RBSG owns 38.34% of the shares of RFS, RBSG may be deemed to own, beneficially, the Record Shares.

(b)
Percent of class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheets are calculated based on 52,457,000 of Ordinary Shares reported to be outstanding (Information obtained from Bloomberg).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Line 5 of cover sheets

(ii)	Shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	Shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.  The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2009

THE ROYAL BANK OF SCOTLAND GROUP plc

By:	/s/ Richard Hopkins
	Name:	Richard Hopkins
	Title:	Manager, Share Aggregation Unit

RFS HOLDINGS B.V.

By:	/s/ Richard Hopkins
	Name:	Richard Hopkins
	Title:	Manager, Share Aggregation Unit, RBSG

ABN AMRO HOLDING N.V.

By:	/s/ Anita Peloso
	Name:	Anita Peloso
	Title:	Vice President, Compliance Department

ABN AMRO BANK N.V.

By:	/s/ Anita Peloso
	Name:	Anita Peloso
	Title:	Vice President, Compliance Department

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this statement containing the information required by Schedule 13G is filed on behalf of each of the undersigned with respect to the ownership of Exchange Traded Fund Securities of Ishares S&P Global Infrastructure Index Fund.

EXECUTED as a sealed instrument this 5th day of February, 2009.

THE ROYAL BANK OF SCOTLAND GROUP plc

By:	/s/ Richard Hopkins
	Name:	Richard Hopkins
	Title:	Manager, Share Aggregation Unit

RFS HOLDINGS B.V.

By:	/s/ Richard Hopkins
	Name:	Richard Hopkins
	Title:	Manager, Share Aggregation Unit, RBSG

ABN AMRO HOLDING N.V.

By:	/s/ Anita Peloso
	Name:	Anita Peloso
	Title:	Vice President, Compliance Department

ABN AMRO BANK N.V.

By:	/s/ Anita Peloso
	Name:	Anita Peloso
	Title:	Vice President, Compliance Department